Exhibit I

5th November, 2004

The New York Stock Exchange,
11, Wall Street,
New York,
NY 10005
USA

Dear Sir/Madam,

The Board of Directors of the Bank at its meeting held on 21st October, 2004 reconstituted the Audit & Compliance Committee of the Board.

The composition of the reconstituted Audit & Compliance Committee is as under:

Mr. Ranjan Kapur — Chairman
Mr. Anil Ahuja — Member
Mr. Bobby Parikh — Member
Mr. Arvind Pande — Member

This is for your information and records.

Thanking you.

Yours faithfully,
For HDFC Bank Limited

Sd/-
Sanjay Dongre
Vice-President (Legal) &
Company Secretary